Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on April 24, 2008.

****

A MESSAGE FROM FRED

April 24, 2008

Dear colleagues:

Since the beginning of the year, beyond operating our business, we’ve been working closely with Ingersoll Rand to complete the acquisition and create a business and corporate organization for the combined company. Today I’m writing to share information about Trane organizational changes that will take place upon completion of the acquisition, which we expect in the second quarter. Ingersoll Rand CEO Herb Henkel also has written a letter, which is attached, that outlines the planned new Ingersoll Rand organization.

Trane business leadership

As you know, our Trane businesses are led by Craig Kissel and Dave Pannier. Craig, president of Trane Commercial Systems, has decided to retire after more than 25 years filled with accomplishment and contribution. Craig wants to lead an independent company and intends to pursue a CEO opportunity after he leaves. To ensure a smooth transition, Craig will stay on for three months after the acquisition takes place. You can read about Craig’s successor, Mike Lamach, in Herb’s letter.

Dave will remain as president of Residential Systems in the new Ingersoll Rand. Dave has done a terrific job for our company, and I’m confident he’ll do a terrific job for Ingersoll Rand. As you’ll see in the attached letter, Dave will report to Herb.

Trane corporate leadership

Today, in addition to Craig and Dave, we have six senior corporate leaders including me.

They are Larry Costello, senior vice president of Human Resources; Peter D’Aloia, senior vice president and chief financial officer; Mary Beth Gustafsson, senior vice president, general counsel and corporate secretary; Shelly London, vice president and chief communications officer; and Sally Robling, vice president and chief marketing officer. All of us, except for Mary Beth, expect to leave the company once the acquisition is complete. Mary Beth will take an important leadership role in the Ingersoll Rand legal organization. Herb’s letter explains more about her role.

No changes for the vast majority of people

The vast majority of Trane’s 29,000 employees work in RS and TCS. As we’ve said from the beginning, nearly all of them will continue in their current roles. We also have about 170 people who work in Trane corporate roles and about 180 people who work in Trane Business Services.

Many of the people on our corporate and Business Services teams will have jobs in the combined company. Unfortunately, not everyone will have a job. That’s not a reflection on their performance in any way. As Ingersoll Rand looked to create a new corporate organization of Trane and Ingersoll Rand people, there simply weren’t enough openings for everyone currently employed at Trane or Ingersoll Rand. All Trane employees who lose jobs will get the best support we can provide in helping them find good new jobs elsewhere.

As the details of the combined company start to come into focus, I believe it’s important to remember why we agreed to this acquisition in the first place. The combination of Trane with Ingersoll Rand will unite two successful global companies with complementary strengths in climate control and air conditioning systems and services. Together, Ingersoll Rand and Trane will create a bigger, stronger company able to do more for employees, shareowners and customers than either company could on its own.

It’s too early to be saying goodbye to anyone, so I’m saving my thank-yous for later. But I can’t resist thanking everyone now for remaining focused on the business, dealing so well with the challenges of the transition period and making a positive impact on our company.

Thanks,

NOTE: The transaction is subject to a vote of the Trane Inc. (“Trane”) shareholders and requires registration of the shares of Ingersoll-Rand Company Limited (“Ingersoll Rand”) to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll Rand and Trane and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2008 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

April 24, 2008

To:	All Ingersoll Rand and Trane employees

From:	Herb Henkel
Chairman, President and Chief Executive Officer

Subject:	Trane Acquisition Update and Organizational Announcements

As you know, people from both of our companies continue to work hard to bring our organizations together once we receive all the necessary approvals. I wanted to give you an update on the status of those approvals as well as decisions we have made regarding the prospective leadership of our combined organization.

As you may recall, two important prerequisites for completing the acquisition involved regulatory approval and Trane shareholder approval. I remain confident that we are on course to accomplish both critical milestones within our expected timeline, and I am optimistic that we will be able to complete the acquisition on or about May 30, 2008.

First, in February the United States Federal Trade Commission provided clearance to proceed with the transaction. In early April, we received similar approval from the European Commission. We now have received all required antitrust approvals necessary to complete the transaction.

Also, as a first step in the effort to receive approval by Trane’s shareholders, we have submitted a document to the United States Securities and Exchange Commission (SEC) called a Form S-4. Among other information, this document provides details regarding the Ingersoll Rand shares to be issued to Trane shareholders as part of the terms of the acquisition. Once the Form S-4 is complete and declared effective we can establish the date for the vote by Trane’s shareholders and we can mail the related proxy statement/prospectus. Twenty business days later there will be a shareholder meeting to approve the transaction.

While we have been engaged in the process to obtain regulatory and shareholder approvals, we also have been diligently proceeding with our integration planning activities across all of our Corporate and Enterprise Services (Business Services) functions. In addition, we have been exploring business opportunities that will result from our combined product, systems and services portfolio. Our integration teams have identified significant areas of cost savings, synergies, best practices and customer benefits that will enable us to rapidly deliver the results we expect for our combined organization. At the same time, the teams have created new organizational designs for each functional area comprising people from both companies across leadership, managerial and staff roles.

Organization Update

Now that we have made substantial progress on both the approval process and integration activities related to the acquisition, I would like to share with you decisions we have made regarding the team that will lead our combined organization when the transaction is completed. As envisioned, the new Ingersoll Rand leadership team will include a number of Trane executives who will assume roles critical to the company’s financial and operational success. Certainly, many more decisions will need to be made, and we will communicate these when appropriate. Also, it is important to note that these organizational decisions are subject to, and will not take effect until after, the completion of the acquisition.

Business Unit/Sector Leadership

I believe the leadership team for our businesses represents a substantial advantage for Ingersoll Rand as we seek to expand participation and generate growth in all of our markets. Each of our business leaders possesses superior market expertise, operational proficiency, leadership excellence and demonstrated success throughout their careers.

Residential Systems

•

Dave Pannier will continue to lead as president, Residential Systems. Dave joined Trane 30 years ago and has been a tremendous leader for both Trane employees and customers. I am pleased to know that he will continue to apply his solid experience and superior industry knowledge to lead Residential Systems as we seek to build upon the business’ market leadership and premium position in the residential space.

Trane Commercial Systems

•

Craig Kissel, president, Trane Commercial Systems has announced his plans to retire after more than 25 years of service with Trane and businesses within its predecessor organization, American Standard Companies. I am pleased that Craig has agreed to remain with Ingersoll Rand for three months following the completion of the Trane acquisition in order to provide a smooth leadership transition.

•

Mike Lamach, currently president, Ingersoll Rand Security Technologies Sector, will become president, Trane Commercial Systems, succeeding Craig Kissel. Mike joined Ingersoll Rand in 2004 after nearly 17 years with Johnson Controls Incorporated (JCI), where he led JCI’s European/Asia Automotive Group business and its Controls Group. Since joining Ingersoll Rand, Mike has successfully guided the Security Technologies business to strong revenue and earnings performance, including through the past two years of difficult conditions in the residential market. In addition, Mike has extensive knowledge of the building controls and HVAC services businesses, which are integral to our growth strategy for Trane Commercial Systems. We expect to name Mike’s successor as president, Security Technologies, before the completion of the Trane acquisition.

Jim Bolch, president, Ingersoll Rand Industrial Technologies Sector, and Steve Shawley, president, Ingersoll Rand Climate Control Sector, will continue to lead their respective businesses.

Enterprise Staff/Functional Leadership

Finance

James Gelly, senior vice president and chief financial officer for Ingersoll Rand, will continue in that role. The following individuals and roles will report to James.

•

Bruce Fisher, vice president of strategy and investor relations for Trane, will assume the same role for Ingersoll Rand. Before Bruce joined Trane in 2000 he spent 23 years with the former AlliedSignal where most recently he was vice president of the Amorphous Metals business.

•

David Kuhl, currently vice president and treasurer for Trane, will assume the same role with Ingersoll Rand, succeeding Barb Brasier. Dave joined Trane in March 2002 as an assistant treasurer in corporate finance after serving as chief financial officer of DuPont’s Nutrition & Health business unit.

•

thank Barb for her leadership of the treasury function for the past four years. Barb was instrumental in the multiple transactions that reshaped our business portfolio and improved our financial performance.

•	Larry Kurland, vice president, tax, for Ingersoll Rand, will continue to lead this function.

•

Karen Leggio, vice president, global supply chain and sourcing for Ingersoll Rand, will now report to James. With purchased materials – both direct and indirect – comprising such a large component of our overall costs, it is important that we manage this program with the influence of strong financial oversight.

•	Rich Randall, vice president and controller for Ingersoll Rand, will continue to serve in this role.

•

Edward Schlesinger, currently vice president and general auditor for Trane, will become vice president, audit services, for Ingersoll Rand. Ed will succeed Tim Scofield, who is retiring after more than 30 years with the company. Ed joined Trane in 1994 as senior accounting analyst and then served as manager of financial reporting. He was named assistant controller in 2000 and assumed his current position in August of 2006.

I thank Tim for his leadership of Audit Services, as well as his many contributions to the company’s financial success and the development of financial operations and functions across the enterprise over his 30-year tenure.

•

Patrick Shannon, who has served in a number of roles in Ingersoll Rand’s financial organization, and most recently as vice president, strategy and business development, will continue to lead the Program Management Office for the Trane integration activities as well as Ingersoll Rand’s business development efforts.

•

Rick Weller, who has served as vice president, finance and information technology, Ingersoll Rand Security Technologies Sector, will continue to serve as vice president and integration leader for finance activities and functions.

The sector vice presidents of finance also will continue to report to James on a functional basis in addition to reporting to the sector presidents.

Legal

Patricia Nachtigal, senior vice president and general counsel for Ingersoll Rand, will continue to lead our Legal organization. The following individuals and roles will report to Pat.

•

Mary Beth Gustafsson, currently senior vice president, general counsel and secretary of Trane, will be vice president and deputy general counsel and oversee all the commercial lawyers in our sectors and in the European Served Area and Asia Pacific. Mary Beth also will be responsible for intellectual property lawyers. Mary Beth joined Trane in September 2001. Prior to assuming her current position, she served as chief counsel for Trane’s air conditioning systems and services business worldwide.

•	Aaron Kleinbaum, vice president, environmental, health and safety, and deputy general counsel for Ingersoll Rand, will continue to lead this function.

•

Jerry Moran, who has served in Ingersoll Rand’s Legal organization since 1999, including most recently as vice president and deputy general counsel, will continue to lead the integration team relating to legal and environmental, health and safety activities and functions.

•	Barbara Santoro, vice president, corporate governance and secretary for Ingersoll Rand, will continue to serve in these roles.

•

John Soriano, vice president, compliance and deputy general counsel for Ingersoll Rand, will dedicate his efforts to the increasingly important compliance requirements that Ingersoll Rand must adhere to as it operates across complex legal and regulatory systems around the world.

•

Allan Tananbaum, who oversees litigation for Trane, will assume the same role as deputy general counsel for Ingersoll Rand. Allan joined Trane in 2005 after three years with Honeywell. Prior to that, Allan was an assistant U.S. attorney at the United States Attorney’s Office, District of New Jersey, from 1994 to 2001.

Human Resources and Communications

Marcia Avedon, senior vice president, human resources and communications for Ingersoll Rand, will continue to lead these functions. Marcia’s organization will continue to include branding, and she will now also have responsibility for public affairs, which includes government relations.

•

Kevin Bryla, currently vice president, communications for Trane Commercial Systems, will be vice president, corporate communications and public affairs, for Ingersoll Rand. He will also be responsible for our corporate brand management. Kevin, who brings more than 20 years of relevant experience to this role, joined Trane in 2005 after serving as vice president, communications and government relations, for Ciba Specialty Chemicals.

•

Ingrid Joris, who most recently served as vice president, human resources, Ingersoll Rand Climate Control Technologies Sector, will continue her current role as vice president and integration leader for human resources and communications activities and functions.

•	The following individuals from the Ingersoll Rand organization will continue to report to Marcia in their current roles:

•	Alberto Acosta, executive director, medical services

•	Chris Baron, vice president, corporate human resources

•	Rob Butler, vice president, global compensation and benefits

•	Jamie Lane, vice president, talent and organization development

•	Rita Smith, vice president, enterprise learning

The sector vice presidents of human resources also will continue to report to Marcia on a functional basis in addition to reporting to the sector presidents.

Enterprise Services

Bill Gauld, senior vice president, Enterprise Services for Ingersoll Rand will continue to lead this organization, along with oversight for the company’s engineering center in India, information technology and the Business Operating System.

•	Mike Ducey, vice president, enterprise financial services and real estate and asset management for Ingersoll Rand, will continue to serve in this role.

•	John Evans, vice president, integration for Ingersoll Rand Enterprise Services, will continue to lead the integration team relating to Enterprise Services activities and functions.

•	Hari Harikumar, vice president, India Engineering Center, will continue to lead this operation.

•	Barry Libenson, vice president and chief information officer for Ingersoll Rand, will continue to lead this function.

•

Bill Van Syckel, who leads Trane’s Business Services organization, will be vice president and general manager of Enterprise Services North America. Bill joined American Standard in 1980 as part of the controllers group. He held leadership roles in finance and information technology for two of American Standard’s businesses before becoming chief financial officer for Business Services in 2002.

Completing the executive leadership team, Jeff Song, president, Ingersoll Rand China, will continue to be responsible for identifying new business development opportunities, elevating the company’s brand in China, and fostering relationships with regulatory and local government authorities and joint venture partners. Additionally, he will help execute strategic plans by acting as a resource for the company’s business sectors in China.

Attached is a chart that reflects the Ingersoll Rand executive leadership team reporting to me as it will be composed following the completion of the Trane acquisition.

We will continue to communicate changes resulting from the combined organization. In the meantime, I know I can count on your continued support as we move closer to the day we become a $17 billion company, prepared to serve customers around the world as a leading global supplier of air conditioning, climate control, industrial and security products, systems and services.

With pride,

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of IR and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2008 annual meeting of stockholders and IR’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2007 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 20, 2008, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.